SECURIT 13014694 ISSION

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SEC
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MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8-44770

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Merrion Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Elmer Street
(No. and Street)

Westfield	NJ	07090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies, LLP
(Name - if individual, state last, first, middle name)

29 Broadway	New York	NY	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Merrion Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, William Wigton, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrion Securities, LLC for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

WB Wigton
Signature

Chief Executive Officer
Title

Annmarie Cogliati
Notary Public

ANNMARIE COGLIATI
Notary Public, State of New Jersey
My Commission Expires
March 25, 2018

Merrion Securities, LLC
Table of Contents
December 31, 2012

Page(s)

PKF
O'CONNOR
DAVIES

PKF

INDEPENDENT AUDITORS' REPORT

To the Members of
Merrion Securities, LLC

We have audited the accompanying statement of financial condition of Merrion Securities, LLC as of December 31, 2012, and the related statements of operations and members' equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
29 Broadway, New York, NY 10006 I Tel: 212.867.8000 I Fax: 212.687.4346 I www.odpkf.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrion Securities, LLC. as of December 31, 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on page 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

February 22, 2013

Merrion Securities, LLC

Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 9,276
Due from broker	666,721
Securities owned, at fair value	63,500
Furniture and equipment (net of accumulated depreciation of $193,876)	4,472
Prepaid expenses and other assets	66,332
Total assets	$ 810,301
Liabilities and Members' Equity	
Accounts payable and accrued expenses	$ 27,439
Members' equity	782,862
Total liabilities and members' equity	$ 810,301

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Operations
Year Ended December 31, 2012

Revenues	
Commissions	$ 1,099,827
Net gain on principal transactions	105,007
Interest and dividends, net	23,910
Other income	770,703
Total revenues	1,999,447
Expenses	
Employee compensation and benefits	1,223,526
Commissions	153,172
Clearance and commission expense	178,493
Professional fees	81,479
Rent	108,000
Market data	120,497
Communications	30,245
Regulatory fees	23,180
Other expenses	114,748
Total expenses	2,033,340
Net loss	$ (33,893)

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2012

Balance, January 1, 2012	$	816,755
Net loss		(33,893)
Balance, December 31, 2012	$	782,862

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities	
Net loss	$ (33,893)
Adjustments to reconcile net loss to net cash provided in operating activities:	
Depreciation	5,241
Decrease (increase) in operating assets:	
Due from/to brokers	65,180
Prepaid expenses and other assets	(4,371)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(24,744)
Net cash provided by operating activities	7,413
Cash flows from investing activities	
Purchase of equipment	(1,083)
Net increase in cash	6,330
Cash - Beginning of year	2,946
Cash - End of year	$ 9,276

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Merrion Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis and accordingly does not hold customer securities accounts or perform custodial functions relating to their securities.

Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Securities transactions commissions and expenses relating to securities transactions are recorded on a trade-date basis.

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members report their share of the Company's income or loss in their income tax returns. As a limited liability company, the liability of the Company's members is limited to the amount of the members' interests.

Accounting for Uncertainty in Income Taxes
The Company recognizes the effect of income tax positions only when they are more than likely not to be sustained. On December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure. The Company is no longer subject to U. S. federal or state income tax examinations for period s prior to 2009.

Due from Brokers
Due from brokers consists of cash and net amounts receivable or payable for unsettled security transactions.

Furniture and Equipment
Furniture and computer equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over seven and three years respectively.

2. Summary of Significant Accounting Policies (continued)

Subsequent Events
Subsequent events have been evaluated and considered in the preparation of the financial statements.

3. Investments

Proprietary securities transactions and related expenses are recorded on a trade-date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

3. Investments (continued)

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2012:

	Level I	Level II	Level III	
Securities owned at fair value:	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Unobservable inputs**	**Balance as of 12/31/12**
Nonmarketable equity security-- technology sector	$ -	$ -	$ 63,500	$ 63,500
	$ -	$ -	$ 63,500	$ 63,500

The fair value of nonmarketable equity securities has been estimated by the management based on the recent issuing price of the security at year end. This security is subject to restrictions upon resale, including a minimum holding period and limitations on the amount and manner of sale.

4. Transactions with related parties

Commission revenue from members, management and affiliates of the Company amounted to approximately $287,000 for the year.

During 2012, the Company leased office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $108,000 for the year ended December 31, 2012.

Other income includes $720,000 received from an affiliate for facilities and professional and administrative fees.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2012, the Company had net capital of approximately $648,500 which exceeded its minimum capital requirement of $100,000 by $548,500.

Regulatory Requirements (continued)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

6. Concentration

Commissions from three major customers accounted for about 42% of commission revenue for the year ended December 31, 2012.

7. Off-Balance-Sheet-Risk and Concentration of Credit Risk

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to the risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker.

All cash deposits of the Company are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Merrion Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Members' equity	$ 782,862
Deductions:	
Nonallowable assets	
Nonmarketable securities	63,500
Furniture and equipment	4,472
Prepaid expenses and other assets	66,332
Total deductions	134,304
Net Capital	648,558
Minimum capital requirement	100,000
Excess net capital	$ 548,558
Aggregate indebtedness	$ 27,439
Ratio of aggregate indebtedness to net capital	0.04:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2012.

Merrion Securities, LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Merrion Securities, LLC

In planning and performing our audit of the financial statements of Merrion Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
29 Broadway, New York, NY 10006 I Tel: 212.867.8000 I Fax: 212.687.4346 I www.odpkf.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financials statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

February 22, 2013

Merrion Securities, LLC

Independent Accountants' Report on
Applying Agreed-Upon Procedures
Related to
SIPC Assessment Reconciliation

December 31, 2012

PKF
O'CONNOR
DAVIES

PKF

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Members of Merrion Securities, LLC
210 Elmer Street
Westfield, New Jersey 07090

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Merrion Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Merrion Securities, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Merrion Securities, LLC management is responsible for Merrion Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journals, noting no differences;

2. Compared the applicable amounts included in its audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the twelve months ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

February 22, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

SIPC-7 (33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended December 31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-44770 FINRA Dec-12

Merrion Securities, LLC

210 Elmer Street

Westfield NJ 7090

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Randolph Rogers (908) 654-0033

2. A.	General assessment (item 2e from page 2)		$ 2,626
B.	Less payment made with SIPC-6 filed (exclude interest) 7/25/2012 Date Paid		(1,484)
C.	Less prior overpayment applied		(-)
D.	Assessment balance due or (overpayment)		1,142
E.	Interest computed on late payment (see instructions E) for ______ days at 20% per annum		-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 1,142
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,142	
H.	Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Merrion Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ___ day of February, 20 13.

Chief Financial Officer
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,999,715
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
	(7) Net loss from securities in investment accounts.	-
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	178,493
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	Management services revenue; rental income	770,703
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	-
	Total deductions	949,196
2d.	SIPC Net Operating Revenue	$ 1,050,519
2e.	General Assessment @ .0025	$ 2,626
		(to page 1, line 2.A.)

Merrion Securities, LLC

Independent Accountants' Report on
Applying Agreed-Upon Procedures
Related to
SIPC Assessment Reconciliation

December 31, 2012

PKF
O'CONNOR
DAVIES

PKF

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Members of Merrion Securities, LLC
210 Elmer Street
Westfield, New Jersey 07090

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Merrion Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Merrion Securities, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Merrion Securities, LLC management is responsible for Merrion Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journals, noting no differences;

2. Compared the applicable amounts included in its audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the twelve months ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
29 Broadway, New York, NY 10006 I Tel: 212.867.8000 I Fax: 212.687.4346 I www.odpkf.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

February 22, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7
(33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-44770 FINRA Dec-12

Merrion Securities, LLC

210 Elmer Street

Westfield NJ 7090

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Randolph Rogers (908) 654-0033

2. A.	General assessment (item 2e from page 2)	$ 2,626
B.	Less payment made with SIPC-6 filed (exclude interest) 7/25/2012 Date Paid	(1,484)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	1,142
E.	Interest computed on late payment (see instructions E) for ______ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,142
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1,142	
H.	Overpayment carried forward $(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Merrion Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the ____ day of February , 20 13 .

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.		Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,999,715
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
	(7) Net loss from securities in investment accounts.	-
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	178,493
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	Management services revenue; rental income	770,703
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	-
	Total deductions	949,196
2d.	SIPC Net Operating Revenue	$ 1,050,519
2e.	General Assessment @ .0025	$ 2,626

(to page 1, line 2.A.)